

May 25, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of EG Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one Class A common stock and one-third of one redeemable warrant

- Class A common stock, par value $0.0001 per share

- Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

Sincerely,